

# Geiszel Godoy · 3rd

**Chief Financial Officer at Black Sands Entertainment**

New York, New York, United States · 149 connections ·

**Contact info**


**Black Sands Enterta**


**Fashion Institute of Technology**

## Experience



### Chief Financial Officer

Black Sands Entertainment

Nov 2016 – Present · 4 yrs 1 mo

Greater New York City Area

• CFO and Co-Publisher of Black Sands Entertainment.

• Award winning author of Mori's Family Adventures, Brazilian Cultural Exchange, and World Traveling
Coloring Book

• Manage and help produce eight books such as the epic graphic novel series Black Sands The Seven
Kingdoms, Son's of Nibiru, Cosmic Girls

• Over four hundred five star reviews on social media such as Facebook on how my **...see mor**

### Freelance Assistant Technical Designer- Intimate Apparel

Calvin Klein

Feb 2014 – May 2015 · 1 yr 4 mos

Greater New York City Area

-Create and develop technical packages for intimate apparel using PLM software

-Update specifications and grading using PLM sof

-Communicate daily with overseas factories

Measure, eyelets, and review construction of e

### Freelance Assistant Technical Designer

Calvin Klein

Feb 2013 – Jul 2013 · 6 mos

Calvin Klein Intimate Apparel

-Created and developed technical packages for in

-Reviewed and checked fit approved patterns aga approve patterns for accuracy

-Measured, fitted, evaluated, reviewed constructi

### Technical Designer

Junior Sports Wear Company

Oct 2012 – Feb 2013 · 5 mos

Ali & Kris

-Created and developed technical packages

-Evaluated samples for fit

-Prepared fit samples for weekly fittings on live m

-Gave direction on fit and construction issues



### Technical Design Intern

Disguise

Jan 2012 – Apr 2012 · 4 mos

Poway, CA

-Developed technical packages for garments and

-Created patterns by using computer software.

-Performed fitting procedures for sample garmen

**Show 1 more experience** ⌄

## Education



### Fashion Institute of Technology

Fashion Business Managemenet

2016 – 2017

Activities and Societies: SELF

I have specialize education and training in Fashion Merchandising.

### The Art Institute of San Diego

Bachelor of Arts (BA), Fashion/Apparel Design

2009 – 2012

Activities and Societies: Fashion Connection Club

Fashion Design



### Faulkner University

Master of Science (M.S.), Management

2000 – 2004

Human Resources

## Skills & endorsements

**Fashion Design** · 18

 Endorsed by **Karlene Keller, who is highly skilled at this**

**Apparel** · 17

Endorsed by **Roman Santiago REYES and 1 other who is highly skilled at this**

**Technical Design** · 13

Endorsed by **Roman Santiago REYES, who is highly skilled at this**

**Show more**



